EXHIBIT (m)(2)

NEUBERGER BERMAN ETF TRUST

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

The following Funds are subject to this Plan, at the fee rates specified:

Series	Distribution Fee (as a Percentage of Average Daily Net Assets of the Fund)
Neuberger Core Equity ETF	0.25%
Neuberger Disrupters ETF	0.25%
Neuberger Berman Energy Transition & Infrastructure ETF	0.25%
Neuberger Berman Flexible Credit Income ETF	0.25%
Neuberger Growth ETF	0.25%
Neuberger International Core Equity ETF	0.25%
Neuberger International Core Equity Premium Income ETF	0.25%
Neuberger Japan Equity ETF	0.25%
Neuberger Quality Select ETF	0.25%
Neuberger Small-Mid Cap ETF	0.25%
Neuberger Small Value ETF	0.25%
Neuberger Berman Total Return Bond ETF	0.25%

Date: February 21, 2026